[Translation]

To Whom It May Concern:
                                                                January 18, 2005

                                  Company Name: DAIHATSU MOTOR CO., LTD.
                                  Name and Title of Representative:
                                       Takaya Yamada, President
                                  (Code Number: 7262
                                       Tokyo Stock Exchange and Osaka
                                       Stock Exchange)
                                  Name and Title of Contact Person:
                                       Takanori Matsuo,  Director and General
                                       Manager of Finance Accounting and
                                       Cost Management Division
                                  Telephone Number: 072-754-3062
                                  Parent Company of DAIHATSU MOTOR CO., LTD.:
                                       TOYOTA MOTOR
                                  CORPORATION
                                  Name and Title
                                  of Representative:
                                       Fujio Cho, President
                                  (Code Number: 7203
                                       Securities exchanges throughout Japan)
                                  Name and Title of Contact Person:
                                       Masaki Nakatsugawa
                                       General Manager, Accounting Division
                                  Telephone Number: 0565-28-2121


                   Notice Concerning Dissolution of Subsidiary

We hereby notify you that at the meeting of the Board of Directors of DAIHATSU MOTOR CO., LTD. ("DAIHATSU") held today, DAIHATSU resolved to dissolve its subsidiary, Daihatsu (Thailand) Limited, as described below.

1.    Facts about Daihatsu (Thailand) Limited

      Location:                          5/2289 Moo10, Tambol BangTalad,
                                         Amphur Pakkred, Nonthaburi,
                                         Thailand
      Name of representative:            Nobuhiro Ueki
      Capital:                           THB 20,000,000
      Shareholder:                       DAIHATSU:  100%

2.    Reason for dissolution

      As Daihatsu (Thailand) Limited is already in a dormant state and there are no plans for resuming its business, we have resolved to dissolve Daihatsu (Thailand) Limited.


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3.    Schedule for liquidation

      Scheduled to be liquidated in September 2006

4.    Future outlook

      The anticipated effects of the liquidation on each of DAIHATSU's and TOYOTA MOTOR CORPORATION's business performances will be minor.